EXHIBIT 99.1
                                                                   ------------







                        Consolidated Financial Statements
                         (Expressed in Canadian dollars)




                                  VASOGEN INC.
                          (A Development Stage Company)




                  Years ended November 30, 2006, 2005, 2004 and
                period from December 1, 1987 to November 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of Vasogen Inc.

We have audited the accompanying consolidated balance sheets of Vasogen Inc. ("the Company") as of November 30, 2006 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended November 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2006, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.



/s/ KPMG LLC

Toronto, Ontario, Canada

January 30, 2007

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2006 and 2005

=======================================================================================================
                                                                                 2006           2005
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
          Cash and cash equivalents (note 3)                                  $30,427        $50,521
          Restricted cash (note 4)                                              6,403              -
          Marketable securities (note 5)                                            -         22,999
          Clinical supplies                                                     1,211          1,862
          Tax credits recoverable                                               1,327          1,130
          Prepaid expenses and deposits                                         1,384          1,623
          Accrued gain on forward exchange contracts (note 12)                      -            703
         ----------------------------------------------------------------------------------------------
                                                                               40,752         78,838

Restricted cash (note 4)                                                            -         11,701
Property and equipment (note 6)                                                   615          1,121
Acquired technology (note 7)                                                      253            506
Deferred financing costs (note 8)                                                 150          2,645
-------------------------------------------------------------------------------------------------------
                                                                              $41,770        $94,811
=======================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
          Accounts payable                                                     $3,369         $5,733
          Accrued liabilities                                                   5,067         20,554
          Current portion of senior convertible notes payable (note 8)          8,754         16,659
          Accrued loss on forward exchange contracts (note 12)                      -            763
         ----------------------------------------------------------------------------------------------
                                                                               17,190         43,709

Senior convertible notes payable (note 8)                                           -         18,795

Shareholders' equity (note 9):
       Share capital:
         Authorized:
               Unlimited common shares, without par value Issued and
         outstanding:
               156,651,342 common shares (2005 - 82,255,374)                  344,217        295,007
       Stock options                                                           10,713          8,466
       Equity component of senior convertible notes payable (note 8)            1,639          7,985
       Warrants                                                                11,390          5,345
       Contributed surplus                                                      7,995            223
          Deficit                                                            (351,374)      (284,719)
         ----------------------------------------------------------------------------------------------
                                                                               24,580         32,307
Commitments and contingencies (note 14)
-------------------------------------------------------------------------------------------------------
                                                                              $41,770        $94,811
=======================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

                          Director                                   Director
--------------------------                ---------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

==================================================================================================
                                                                                     Period from
                                                                                     December 1,
                                                                                       1987 to
                                              Years ended November 30,               November 30,
                                      2006             2005             2004              2006
--------------------------------------------------------------------------------------------------
Expenses:
    Research and development
       (note 16)                  $ 32,732         $ 71,421         $ 51,794         $ 228,681
    General and administration      19,251           22,126           15,852           105,172
    Foreign exchange (gain)
    loss                               104             (719)           8,288             8,993
--------------------------------------------------------------------------------------------------
Loss before the undernoted         (52,087)         (92,828)         (75,934)         (342,846)
Interest expense on senior
    convertible notes payable         (930)            (344)               -            (1,274)
Accretion in carrying value
    of senior convertible
    notes payable                   (7,824)          (1,742)               -            (9,566)
Amortization of deferred
    financing costs                 (2,495)            (408)               -            (2,903)
Loss on extinguishment of
    senior convertible notes
    payable                         (4,995)               -                -            (4,995)
Investment income                    1,971            2,274            1,384            12,015
--------------------------------------------------------------------------------------------------
Loss for the period                (66,360)         (93,048)         (74,550)         (349,569)

Deficit, beginning of period:
    As originally reported        (284,719)        (187,665)        (113,115)           (1,510)
    Impact of change in
      accounting for
      stock-based
      compensation (note 2(m))           -           (4,006)               -                 -
--------------------------------------------------------------------------------------------------
    As restated                   (284,719)        (191,671)        (113,115)           (1,510)
Charge for acceleration
    payments on equity
    component of senior
    convertible notes payable         (295)               -                -              (295)
--------------------------------------------------------------------------------------------------
                                 $(351,374)      $ (284,719)      $ (187,665)       $ (351,374)
Deficit, end of period
==================================================================================================

Basic and diluted loss per
    common share (note 10)         $ (0.71)         $ (1.17)         $ (1.07)
==================================================================================================

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flow
(In thousands of Canadian dollars)

===================================================================================================
                                                                                       Period from
                                                                                       December 1,
                                                                                         1987 to
                                                       Years ended November 30,        November 30,
                                                  2006            2005          2004        2006
---------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Loss for the period                        $(66,360)       $(93,048)     $(74,550)  $(349,569)
   Items not involving cash:
      Amortization                                 782             589           463       5,657
      Accretion in carrying value of
        senior convertible notes payable         7,824           1,742             -       9,566
      Amortization of deferred financing
        costs                                    2,495             408             -       2,903
      Loss on extinguishment of senior
        convertible notes payable                4,995               -             -       4,995
      Stock-based compensation                   3,083           3,615           455      11,590
      Common shares issued for services             36               -             -       2,485
      Unrealized foreign exchange loss
        (gain)                                     (65)           (542)        8,278       8,977
      Other                                          -               -             -         (35)
      Change in non-cash operating
        working capital (note 11(a))           (17,158)         12,634         9,542       4,486
---------------------------------------------------------------------------------------------------
                                               (64,368)        (74,602)      (55,812)   (298,945)

Financing activities:
    Shares and warrants issued for cash         23,106          52,502        76,913     309,013
    Warrants exercised for cash                      -               -             -      16,941
    Options exercised for cash                       -             627         1,300       7,669
    Share issue costs                           (2,221)         (3,720)       (5,625)    (23,206)
    Issue (repayment) of senior
      convertible notes payable, net
      (note 8)                                  (3,976)         42,790             -      39,436
    Restricted cash                              5,298         (11,701)            -      (6,403)
    Paid to related parties                          -               -             -        (234)
---------------------------------------------------------------------------------------------------
                                                22,207          80,498        72,588     343,216
Investing activities:
   Purchases of property and equipment             (23)           (490)         (816)     (2,416)
   Purchases of acquired technology                  -               -             -      (1,283)
   Purchases of marketable securities              (80)        (22,999)      (74,872)   (244,846)
   Settlement of forward exchange
   contracts                                      (102)         (4,732)            -      (4,834)
   Maturities of marketable securities          23,079          67,651        59,976     240,677
---------------------------------------------------------------------------------------------------
                                                22,874          39,430       (15,712)    (12,702)
Foreign exchange loss on cash
   held in foreign currency                       (807)           (141)         (204)     (1,142)
---------------------------------------------------------------------------------------------------


Increase (decrease) in cash
   and cash equivalents                        (20,094)         45,185           860      30,427
Cash and cash equivalents,
   beginning of period                          50,521           5,336         4,476           -
---------------------------------------------------------------------------------------------------
Cash and cash equivalents,                     $30,427         $50,521        $5,336     $30,427
   end of period
===================================================================================================

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================

1.       BASIS OF PRESENTATION:

         Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

         The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2006.

         The Company's future operations are dependent upon its ability to finance the commercialization of its lead product, Celacade, and the continued development of its product candidate VP025. While the Company's ACCLAIM Phase III trial of its lead product, Celacade(TM), did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for large pre-defined subgroups. Management is investigating certain large pre-defined subgroups where the endpoint was met. The Company also has CE Mark regulatory approval for its Celacade medical device technology in the European Union and is currently in discussions to secure a partner necessary to support commercialization in that market.

         The Company's commercialization efforts of Celacade and continued development of VP025 are dependent upon its ability to raise additional financing through a combination of equity or debt financing, payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Should the Company's ability to raise additional financial support be delayed, management believes the Company's current level of cash and cash equivalents is sufficient to fund planned expenditures for the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES:

         These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian
         GAAP"), which, except as described in note 17, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

         (a)      Principles of consolidation:

                  These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Vasogen Ireland Limited (Irish-incorporated entity established in
                  1998) and Vasogen Corp. (Delaware-incorporated entity established in 2004). The functional currency of both subsidiaries is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

         (b)      Cash and cash equivalents:

                  The Company considers unrestricted cash on hand, in banks, in term deposits and in corporate bonds or commercial paper with original maturities of three months or less as cash and cash equivalents.

         (c)      Marketable securities:

                  Marketable securities consisted of corporate bonds, commercial paper and medium-term notes which are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis. All marketable securities are held to maturity.

         (d)      Concentration of credit risk:

                  Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash and cash equivalents and marketable securities. The Company manages this credit risk by maintaining bank accounts with
                  Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

         (e)      Property and equipment:

                  Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 2(h) and amortized on a straight-line basis over their estimated useful lives as follows:

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                 -------------------------------------------------------------
                 Testing equipment                                    5 years
                 Computer and other equipment                         5 years
                 Leasehold improvements                    Over term of lease
                 -------------------------------------------------------------

         (f)      Acquired technology:

                  Acquired technology, representing part of the Company's platform medical device technology, is stated at amortized cost less any impairment losses recognized in accordance with note 2(h). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.

         (g)      Deferred financing costs:

                  Deferred financing costs are comprised primarily of the placement fee and professional fees associated with the issuance of the Company's senior convertible notes payable. Deferred financing costs are amortized over the term of the convertible notes using the effective yield method.

         (h)      Impairment of long-lived assets:

                  The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. As at November 30, 2006, 2005 and 2004, no such impairment losses were recorded.

         (i)      Research and development:

                  Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit are $0.8 million (2005 - $0.2 million; 2004 - $0.3 million; December 1, 1987 to November 30, 2006 - $3.0 million).

                  Tax credits recoverable include the Ontario Innovation Tax Credits, the Goods and Services Tax credits and other recoverable tax amounts. These amounts are recoverable after the filing of various tax returns and the completion of various tax audits.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                  Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost, on a first-in-first-out basis, and replacement cost, adjusted for any impairment in value due to obsolescence and are expensed as research and development expenses when shipped to outsourced research centers or clinical sites.

         (j)      Derivative financial instruments:

                  The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure. These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company's banker to realize favorable contracts or to settle unfavorable contracts, taking into account foreign exchange rates and the duration of each contract. The unrealized gain or loss arising from changes in fair value of the forward exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

         (k)      Translation of foreign currency:

                  The functional currency of the Company is the Canadian dollar. Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

         (l)      Income taxes and investment tax credits:

                  The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future income taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

                  Future tax assets recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given that the Company's activities are in the development stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

                  The benefits of tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of property and equipment or research costs, as applicable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


         (m)      Stock-based compensation plans:

                  The Company has a stock-based compensation plan, described in note 9(c). Prior to December 1, 2004, stock-based awards granted to employees, directors and officers were accounted for using the settlement method. On December 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, directors and officers granted or modified after December 1, 2002. This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions. The Company estimates forfeitures as part of the initial measure of the grant date fair value of the award. Fair value is determined using the Black-Scholes option pricing model.

         (n)      Deferred share units plan:

                  The Company has a deferred share units ("DSU") plan, as described in note 9(d). On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's consolidated balance sheets. The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

         (o)      Basic and diluted loss per common share:

                  Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants and the conversion of the senior convertible notes payable, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. The additional shares would also include those shares issuable upon the assumed conversion of the senior convertible notes payable, with an adjustment to loss for the period to add back any interest paid to the note holders. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

         (p)      Measurement uncertainty:

                  The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                  The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment or acquired technology.

         (q)      Recent accounting pronouncements issued and not yet applied:

                  (i)      Financial instruments, recognition and measurement:

                           In January 2005, The Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be extinguished. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

                  (ii)     Comprehensive income and equity:

                           In January  2005,  the CICA  released  new  Handbook
                           Section  1530,  Comprehensive  Income,  and  Section
                           3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006.
                           Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (iii)    Hedges:

                           In January  2005,  the CICA  released  new  Handbook
                           Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards from when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (iv)     Non-monetary transactions:

                           In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for annual periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.
                           Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                           commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (v)      Accounting changes:

                           In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of Handbook Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The standard is effective for fiscal years beginning on or after January 1, 2007, with earlier adoption encouraged. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (vi)     Capital disclosure:

                           In October 2006, the AcSB approved a set of disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Handbook Section 3861, Financial Instruments - Disclosure and Presentation. This set of disclosure and presentation requirements included Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. This standard requires disclosure of: an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

3.       CASH AND CASH EQUIVALENTS:

         As at November 30, 2006, included in total cash and cash equivalents of $30.4 million (2005 - $50.5 million), the Company has $29.9 million (2005 - $47.6 million) of cash equivalents, of which $1.0 million (U.S. $0.9 million) are denominated in U.S. dollars; in 2005, all were denominated in Canadian dollars.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


4.       RESTRICTED CASH:

         As at November 30, 2006, the Company has $6.4 million (U.S. $5.6 million) (2005 - $11.7 million (U.S. $10.0 million)) in restricted cash, which represents cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable, which were issued on October 7, 2005. The letter of credit automatically renews every year and shall not expire earlier than 91 days after the maturity date of the convertible notes.

         In accordance with the terms of the senior convertible notes payable, the Company was required to obtain a U.S. $10.0 million letter of credit in favour of the noteholders. During 2006, the Company reduced the U.S. $10.0 million original amount of the letter of credit by an amount equal to one half of the difference between U.S. $17.0 million and the aggregate principal amount of the notes outstanding of U.S. $8.2 million on November 1, 2006 as provided under the terms of the senior convertible notes payable.

5.       MARKETABLE SECURITIES

        =================================================================================================
                                                 Less than   Greater than
                                                 one year      one year                   Yield to
        2006                                    maturities    maturities      Total       maturity
        -------------------------------------------------------------------------------------------------
        Corporate bonds, commercial
             paper and medium-term notes       $    -        $     -       $    -     $       -
        =================================================================================================

        =================================================================================================
                                                Less than    Greater than
                                                 one year      one year
        2005                                    maturities    maturities     Total    Yield to maturity
        -------------------------------------------------------------------------------------------------
        Corporate bonds, commercial            $     22,999  $     -       $   22,999       3.04% - 4.25%
             paper and medium-term notes
        =================================================================================================

         At November 30, 2005, $7.8 million marketable securities were held in U.S. dollar-denominated investments, aggregating U.S. $6.7 million.

         At November 30, 2005, the carrying values of marketable securities approximated their quoted market values. Marketable securities held at November 30, 2005 had varying maturities from one to four months.

6.       PROPERTY AND EQUIPMENT:

        ===========================================================================================
                                                                        Accumulated       Net book
        2006                                                 Cost      amortization        value
        -------------------------------------------------------------------------------------------
        Testing equipment                                    $    936      $     715      $    221
        Computer and other equipment                              562            369           193
        Leasehold improvements                                    366            165           201

        -------------------------------------------------------------------------------------------
                                                             $  1,864      $   1,249      $    615
        ===========================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================

        ===========================================================================================
                                                                        Accumulated       Net book
        2005                                                 Cost      amortization        value
        -------------------------------------------------------------------------------------------
        Testing equipment                                    $    936      $     595      $    341
        Computer and other equipment                              539            288           251
        Leasehold improvements                                    730            201           529

        -------------------------------------------------------------------------------------------
                                                             $  2,205      $   1,084      $  1,121
        ===========================================================================================

         In 2006, amortization expense is $0.5 million (2005 - $0.3 million; 2004 - $0.2 million).

7.       ACQUIRED TECHNOLOGY:

        ================================================================================
                                                                   2006           2005
        --------------------------------------------------------------------------------
        Cost                                                  $   4,081     $    4,081
        Less accumulated amortization                             3,828          3,575
        --------------------------------------------------------------------------------

        Net book value                                        $     253     $      506
        ================================================================================

         In 2006, amortization expense is $0.3 million (2005 - $0.3 million; 2004 - $0.3 million).

8.       SENIOR CONVERTIBLE NOTES PAYABLE:

         On October 7, 2005, the Company, through its wholly-owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 3.3 million common share purchase warrants, as disclosed in note 9(e), for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes will be repaid by April 1, 2007, which shall be extended to October 7, 2010 upon the occurrence of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in the treatment of chronic heart failure.

         The notes are guaranteed by Vasogen Inc. and are secured by an irrevocable U.S. $5.6 million letter of credit issued in favour of the note holders which is fully secured by cash on hand (note 4).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The notes are convertible by the holders at any time into common shares of the Company at an adjusted conversion price of U.S. $1.99 per share (2005 - U.S. $3.00 per share), adjusted for anti-dilution and other downward adjustments, including if the Company issues or sells common stock at a price of less than U.S. $1.99 (2005 - $3.00 per share) unless the offering is in excess of U.S. $50.0 million in total or in connection with terms permitted under the agreement, issues options or warrants to third parties with an exercise price of less than U.S. $1.99 or convertible securities with a conversion price of less than U.S. $1.99 (collectively, the "conversion price").

         The Company is required to pay the notes in 22 equal monthly installments commencing December 1, 2005. As a result of acceleration payments made as at November 30, 2006, only five installments remain and, accordingly, the notes are expected to be fully repaid on April 1, 2007. While interest is always payable in cash, the Company, at its option, may pay the installment in cash at the face amount of the installment principal or in freely tradable common shares, or any combination thereof. If settled in common shares, the number of common shares is based on the face amount of the installment principal divided by the lesser of (i) the conversion price and (ii) 90% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if the stock price is less than U.S. $1.00, or 95% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if greater than U.S. $1.00. The aggregate number of common shares that the Company can issue to make the installment payments in accordance with these provisions is 25,000,000 (the "Exchange Cap"). Once exceeded, the Company is required to issue shares at 100% of the share price and make whole the note holders with a cash payment equal to 10% of the installment amount. The Company is obligated to provide additional common shares at no additional consideration if subsequent to the installment date, the number of shares is greater when the subsequent twelve-day weighted average share price is used in the formula ("the twelve-day weighted average share price adjustment"). Additional principal is deemed to be extinguished if the number of shares issued is in excess of the number of shares otherwise determined using the subsequent twelve-day weighted average share price in the formula. The Company accounts for the twelve-day weighted average share price adjustment as an adjustment to share capital.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The Company has the right to accelerate payments of outstanding principal of up to U.S. $8.0 million on each installment date if the Company's common share price is greater than U.S. $1.00 per share or up to 40% of the principal outstanding each calendar year if the Company's common share price is greater than U.S. $4.00 per share. The acceleration repayment terms are similar to the monthly installment redemption terms described above. In addition, the Company is obliged to issue additional common share purchase warrants with terms similar to those warrants issued initially with the maturity date being five years from the date of issuance and the exercise price of U.S. $1.99 per common share (subject to adjustment similar to the conversion price) (2005 - U.S. $3.00 per common share).

         Effective September 1, 2006, the Company must maintain a net cash balance of 110% of the outstanding principal amount on the notes. If the Company does not maintain a net cash balance of 110%, it will trigger an event of default. The Company has been in compliance with this cash test at all times since it came into effect.

         The interest rate increases to 12% upon and during an event of default. The Company is required to pay 2% of the purchase price of the notes and warrants each month if the Company's common shares are not freely tradable under applicable Ontario and U.S. securities laws and regulations.

         The holders also have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default or at 115% in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control. No accounting consideration has been given to these holders' contingent put rights since it is management's view that these contingent events are not probable of occurrence.

         The Company allocated the gross proceeds received of $47.0 million from the issuance of the convertible notes and warrants on a relative fair value basis as follows: $33.9 million to the debt, $8.8 million to the equity component and $4.3 million to the warrants. The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality but excluding any conversion option by the holder. The senior convertible notes payable carry an effective interest rate of 48%. The conversion option or equity component of the convertible notes was valued using the Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The issue costs related to the transaction of $4.2 million were also allocated on a proportionate basis as follows: $3.0 million to deferred financing costs to be amortized on an effective yield basis, $0.8 million to the equity component and $0.4 million to the warrants.

         The fair value of the monthly installment payment paid in common shares is recorded as share capital and the carrying value of the debt is reduced with any difference being charged as a gain or loss on extinguishment of the senior convertible notes payable.

         Any acceleration payment is accounted for as an early extinguishment of the outstanding principal. Accordingly, the fair value of the consideration given is allocated between the debt and equity components of the senior convertible notes with any difference between the carrying value and allocated fair value being accounted for as a capital transaction for the equity component and a loss on extinguishment for the liability component.

         Additional common shares issued in connection with the twelve-day weighted average share price adjustment related to the monthly installment and acceleration payment are for no additional consideration. Accordingly, no accounting recognition is given to the issuance of these common shares. If additional principal is deemed to be extinguished related to the twelve-day weighted average share price adjustment, the Company records a reduction in long-term debt and an increase in share capital.

         As a result of the financing that was completed on November 14, 2006, the conversion price of the senior convertible notes was reduced to U.S. $1.99 from U.S. $3.00 in accordance with the anti-dilution provisions contained within the notes. The anti-dilution provisions also provided that the exercise price of the 4.7 million warrants outstanding to the note holders at an exercise price of U.S. $3.00 was reduced to U.S. $1.99 and the exercise price of the 0.4 million warrants at an exercise price of U.S. $3.11 was reduced to U.S. $2.06. In addition, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

         Commencing on November 1, 2006, the Company has exceeded the Exchange Cap, and therefore the Company will issue shares to settle the debt and make a cash payment of 10% of the installment amount.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The following table sets out the continuity of the senior convertible notes payable since the issuance date:

        ============================================================================================
                                                                                          Impact on
                                                         Number of                           senior
                                                            common        Number of     convertible
                                                            shares         warrants   notes payable
        --------------------------------------------------------------------------------------------
        Balance, October 7, 2005
             (date of issuance)                                  -               -       $   33,969
        Accretion in carrying value                              -               -            1,742
        Impact of foreign exchange                               -               -             (257)
        --------------------------------------------------------------------------------------------
                                                                 -               -           35,454
        Balance, November 30, 2005
        December 1, 2005 installment
             payment in advance applied                        774               -           (2,122)
        Installment payments settled in cash                     -               -           (3,926)
        Installment payments settled in shares              26,968               -          (19,849)
        Acceleration payments settled in
             common shares and warrants                      4,112           1,777           (7,265)
        Conversion by note holder to
             common shares                                     100               -             (263)
        Accretion in carrying value                              -               -            7,824
        Impact of foreign exchange                               -               -           (1,099)
        --------------------------------------------------------------------------------------------
        Balance, November 30, 2006                          31,954           1,777       $    8,754
        ============================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

        ==========================================================================================
                                                                             2006           2005
        ------------------------------------------------------------------------------------------
        Par value of senior convertible notes payable at
           November 30                                               $      9,379   $     46,676
        Balance remaining to be accreted                                     (625)       (11,222)
        ------------------------------------------------------------------------------------------

        Senior convertible notes payable                                    8,754         35,454

        Current portion of senior convertible notes payable                 8,754         16,659
        ------------------------------------------------------------------------------------------

        Senior convertible notes payable, long term                  $          -   $     18,795
        ==========================================================================================

         At November 30, 2006, $8.8 million (2005 - $16.7 million) has been presented as a current liability since the Company is obligated to settle that portion of the carrying amount of the convertible notes in cash or in common shares in the next five months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY:

         (a)     Consolidated statement of shareholders' equity:

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 1, 1987      1,032               $  1,213   $      -   $      -   $      -    $      -   $ (1,510)  $   (297)
Shares issued for cash           138          1.40      195          -          -          -           -          -        195
Shares issued for
services                           5          3.50       17          -          -          -           -          -         17
Shares issued to acquire
   a license                   1,571          1.51    2,375          -          -          -           -          -      2,375
Loss                               -                      -          -          -          -           -       (755)      (755)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1988     2,746                  3,800          -          -          -           -     (2,265)     1,535
Loss                               -                      -          -          -          -           -       (601)      (601)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1989     2,746                  3,800          -          -          -           -     (2,866)       934
Shares issued for cash           251          4.22    1,061          -          -          -           -          -      1,061
Options exercised                 50          2.10      105          -          -          -           -          -        105
Shares issued for services        11          4.20       45          -          -          -           -          -         45
Debt conversion                  179          1.12      200          -          -          -           -          -        200
Loss                               -                      -          -          -          -           -       (725)      (725)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1990     3,237                  5,211          -          -          -           -     (3,591)     1,620
Shares issued for cash           683          1.33      909          -          -          -           -          -        909
Options exercised                 14          2.10       30          -          -          -           -          -         30
Shares issued for services        90          1.87      168          -          -          -           -          -        168
Shares issued to acquire
   a license                      71          1.48      100          -          -          -           -          -        100
Loss                               -                      -          -          -          -           -       (593)      (593)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1991     4,095                  6,418          -          -          -           -     (4,184)     2,234

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1991     4,095                  6,418          -          -           -          -     (4,184)     2,234
Shares issued for cash            14          3.08       44          -          -           -          -          -         44
Options exercised                134          1.78      239          -          -           -          -          -        239
Shares issued for services        77          2.61      202          -          -           -          -          -        202
Debt conversion                  429          1.05      450          -          -           -          -          -        450
Loss                                                      -          -          -           -          -       (975)      (975)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1992     4,749                  7,353          -          -           -          -     (5,159)     2,194
Shares issued for cash            71          2.10      150          -          -           -          -          -        150
Warrants exercised               119          1.71      203          -          -           -          -          -        203
Options exercised                 46          2.10       96          -          -           -          -          -         96
Shares issued for services        96          2.10      202          -          -           -          -          -        202
Loss                               -                      -          -          -           -          -       (752)      (752)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1993     5,081                  8,004          -          -           -          -     (5,911)     2,093
Shares issued for cash           774          1.30    1,006          -          -           -          -          -      1,006
Share issue costs                  -          -        (192)         -          -           -          -          -       (192)
Warrants exercised               142          1.75      247          -          -           -          -          -        247
Options exercised                 29          1.54       44          -          -           -          -          -         44
Shares issued for services        29          2.10       60          -          -           -          -          -         60
Loss                               -                      -          -          -           -          -       (996)      (996)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1994     6,055                  9,169          -          -           -          -     (6,907)     2,262

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1994    6,055                  9,169          -          -           -          -     (6,907)       2,262
Shares issued for cash        3,460          1.00    3,460          -          -           -          -          -        3,460
Share issue costs                 -          -        (294)         -          -           -          -          -         (294)
Warrants exercised              185          0.50       93          -          -           -          -          -           93
Options exercised               120          0.50       60          -          -           -          -          -           60
Shares issued for services      236          1.04      246          -          -           -          -          -          246
Loss                              -                      -          -          -           -          -     (2,323)      (2,323)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1995   10,056                 12,734          -          -           -          -     (9,230)       3,504
Shares issued for cash        3,557          1.10    3,913          -          -           -          -          -        3,913
Share issue costs                 -          -        (962)         -          -           -          -          -         (962)
Warrants exercised            3,397          1.34    4,539          -          -           -          -          -        4,539
Options exercised               394          0.62      245          -          -           -          -          -          245
Shares issued for services      632          1.18      748          -          -           -          -          -          748
Shares issued to acquire
   license                      270          1.20      324          -          -           -          -          -          324
Loss                              -                      -          -          -           -          -     (4,862)      (4,862)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1996   18,306                 21,541          -          -           -          -    (14,092)       7,449
Shares issued for cash        3,064          2.49    7,625          -          -           -          -          -        7,625
Share issue costs                 -          -        (312)         -          -           -          -          -         (312)
Warrants exercised            1,352          1.20    1,621          -          -           -          -          -        1,621
Options exercised               494          0.98      482          -          -           -          -          -          482
Shares issued for services      115          1.87      215          -          -           -          -          -          215
Loss                              -                      -          -          -           -          -     (7,991)      (7,991)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997   23,331                 31,172          -          -           -          -    (22,083)       9,089

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997   23,331                 31,172          -          -           -          -    (22,083)       9,089
Shares issued for cash        2,882          1.75    5,043          -          -           -          -          -        5,043
Share issue costs                 -          -        (479)         -          -           -          -          -         (479)
Warrants exercised              228          1.11      253          -          -           -          -          -          253
Options exercised               100          0.95       95          -          -           -          -          -           95
Shares issued for services       33          1.67       55          -          -           -          -          -           55
Loss                              -                      -          -          -           -          -     (7,312)      (7,312)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1998   26,574                 36,139          -          -           -          -    (29,395)       6,744
Shares issued for cash        6,590          1.49    9,825          -          -           -          -          -        9,825
Share issue costs                 -          -        (934)         -          -           -          -          -         (934)
Warrants exercised            1,627          1.07    1,739          -          -           -          -          -        1,739
Options exercised               594          1.22      724          -          -           -          -          -          724
Shares issued for services      207          1.25      259          -          -           -          -          -          259
Loss                              -                      -          -          -           -          -     (7,915)      (7,915)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1999   35,592                 47,752          -          -           -          -    (37,310)      10,442
Shares issued for cash        3,738          9.54   35,650          -          -           -          -          -       35,650
Share issue costs                 -          -      (1,812)         -          -           -          -          -       (1,812)
Warrants exercised            3,979          1.73    6,898          -          -           -          -          -        6,898
Options exercised             1,393          1.48    2,064          -          -           -          -          -        2,064
Shares issued for services       40          5.83      233          -          -           -          -          -          233
Loss                              -                      -          -          -           -          -     (9,961)      (9,961)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2000   44,742                 90,785          -          -           -          -    (47,271)      43,514

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2000    44,742                 90,785          -          -           -          -    (47,271)     43,514
Shares issued for cash         1,406          8.49   11,941          -          -           -          -          -      11,941
Share issue costs                  -          -        (121)         -          -           -          -          -        (121)
Options exercised                216          1.99      429          -          -           -          -          -         429
Loss                               -                      -          -          -           -          -    (14,389)    (14,389)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2001    46,364                103,034          -          -           -          -    (61,660)     41,374
Shares issued for cash         5,155          4.85   25,000          -          -           -          -          -      25,000
Share issue costs                  -          -      (1,901)         -          -           -          -          -      (1,901)
Options exercised                415          1.30      540          -          -           -          -          -         540
Loss                               -          -           -          -          -           -          -    (19,507)    (19,507)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2002    51,934                126,673          -          -           -          -    (81,167)     45,506
Shares issued for cash         9,478          5.35   50,669          -          -           -          -          -      50,669
Share issue costs                  -          -      (5,898)         -          -           -          -          -      (5,898)
Warrants exercised               250          5.39    1,347          -          -           -          -          -       1,347
Options exercised                360          1.64      589          -          -           -          -          -         589
Fair value of stock
options and warrants
issued to consultants              -          -           -        744          -       1,456          -          -       2,200
Loss                               -                      -          -          -           -          -    (31,948)    (31,948)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2003    62,022                173,380        744          -       1,456          -   (113,115)     62,465

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 2003    62,022                173,380        744          -       1,456          -   (113,115)     62,465
Shares issued for cash (b)     9,775          7.87   76,913          -          -           -          -          -      76,913
Share issue costs (b)              -          -      (6,128)         -          -           -          -          -      (6,128)
Options exercised                534          2.43    1,300          -          -           -          -          -       1,300
Fair value of stock
   options issued to
   consultants                     -                      -        455          -           -          -          -         455
Loss                               -                      -          -          -           -          -    (74,550)    (74,550)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30,
   2004, as originally
   reported                   72,331                245,465      1,199                  1,456              (187,665)     60,455
Change in accounting for
   stock-based
   compensation                    -          -          55      3,951          -           -          -     (4,006)          -
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30,
   2004, as restated          72,331          -     245,520      5,150          -       1,456          -   (191,671)     60,455

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30,
   2004, as restated         72,331                245,520      5,150          -       1,456          -    (191,671)     60,455
Shares issued for cash (b)    9,005          5.83   52,502          -          -           -          -           -      52,502
Share issue costs (b)             -          -      (3,720)         -          -           -          -           -      (3,720)
Fair value of stock
   options granted                -          -           -      3,826          -           -          -           -       3,826
Options exercised               145          4.32      627          -          -           -          -           -         627
Shares issued in advance
   for installment payment
   on senior convertible
   notes payable                774          2.63    2,034          -          -           -          -           -       2,034
Installment payment made
   in advance                     -          -      (2,032)         -          -           -          -           -      (2,032)
Senior convertible notes          -          -           -          -      8,774       4,273          -           -      13,047
Financing costs on equity
   component of senior
   convertible notes              -          -           -          -       (789)       (384)         -           -      (1,173)
Transfer of stock options
   exercised                      -          -          76        (76)         -           -          -           -           -
Reversal of forfeited and
   expired vested options         -          -           -       (223)         -           -        223           -           -
Transfer of forfeited
   unvested options               -          -           -       (211)         -           -          -           -        (211)
Loss                              -          -           -          -          -           -          -     (93,048)    (93,048)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2005   82,255                295,007      8,466      7,985       5,345        223    (284,719)     32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

===================================================================================================================================
                                                                            Equity
                                                                           component
                                                                               of                                       Period from
                                           Common                            senior                                     December 1,
                                           shares'                         convertible                                    1987 to
                                Number     average     Share      Stock       notes               Contributed           November 30,
                              of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
-----------------------------------------------------------------------------------------------------------------------------------
                                 82,255                 295,007     8,466       7,985      5,345        223    (284,719)    32,307
Balance, November 30, 2005
Public offering (b)              43,192        0.42      18,082         -           -      5,024          -           -     23,106
Fair value of broker
   warrants (b)                       -           -           -         -           -        705          -           -        705
Share issue costs (b)                 -           -      (2,376)        -           -       (550)         -           -     (2,926)
Shares issued for deferred                        0
   share units                       24         1.5          36         -           -          -          -           -         36
Fair value of stock options
   granted                            -           -           -     3,682           -          -          -           -      3,682
Shares issued for installment
   payments on senior
   convertible notes payable     26,968        0.87      23,481         -      (4,269)         -      4,269           -     23,481
Shares and warrants issued for
   acceleration payments on
   senior convertible notes
   payable                        4,112        2.36       9,723         -      (1,655)     2,322        848        (295)    10,943
Holders' conversion of notes        100        3.22         322         -         (59)         -          -           -        263
December 1, 2006 installment
   payment made in advance            -           -      (2,090)        -           -          -          -           -      (2,090)
December 1, 2005 installment
   payment in advance applied         -           -       2,032         -        (363)         -        363           -      2,032
Transfer of forfeited and
   expired vested options             -           -           -      (836)          -          -        836           -          -
Reversal of forfeited unvested
   options                            -           -           -      (599)          -          -          -           -       (599)
Transfer of forfeited and
   expired vested warrants            -           -           -         -           -     (1,456)     1,456           -          -
Loss                                  -           -           -         -           -          -          -     (66,360)   (66,360)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2006      156,651              $  344,217 $  10,713    $  1,639  $  11,390   $  7,995   $(351,374) $  24,580
===================================================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (b)      Share issuances:

                  On November 14, 2006, the Company issued 43.2 million common shares, 17.3 million five-year warrants and 4.3 million six-month warrants to purchase common shares for gross cash proceeds of $23.1 million (U.S. $20.3 million) (net proceeds of $21.1 million after cost of issuance of $2.0 million). In addition, the Company issued 2.6 million broker warrants to the placement agent in connection with the financing. The terms of the warrants are described in note 9(e). The proceeds were allocated to the common shares and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

                  ==============================================================
                                                Five year   Six month    Broker
                                                 warrants    warrants   warrants
                  --------------------------------------------------------------
                  Dividend yield                        -           -          -
                  Risk-free interest rates           3.90        4.19       3.94
                  Volatility                           90         115        115
                  Expected life of warrants       5 years    6 months    3 years
                  --------------------------------------------------------------

                  On February 2, 2005, the Company issued 9.0 million common shares for gross proceeds of $52.5 million (U.S. $42.3 million) (net proceeds of $48.8 million after costs of issuance of $3.7 million).

                  On March 4,  2004,  the  Company  issued 9.8  million  common shares for gross proceeds of $76.9 million (U.S. $57.7 million) (net proceeds of $70.8 million after costs of issuance of $6.1 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (c)      Stock-based compensation plans:

                  In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 5,000,000. In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 8,000,000 and the 2003 Director Plan to 500,000. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of ten years and generally vest over a period of up to three years.

                  As at November 30, 2006, there were 1.5 million (2005 - 2.5 million; 2004 - 0.7 million) options available for grant.

                  ===========================================================================================
                                                      2006                  2005                 2004
                  -------------------------------------------------------------------------------------------
                                                          Weighted              Weighted             Weighted
                                                 Number    Average     Number    average    Number    average
                                                     of   Exercise         of   exercise        of   exercise
                                                options      price    options      price   options      price
                  -------------------------------------------------------------------------------------------
                  Outstanding, beginning          4,311   $   5.60      3,518   $   6.01     3,245   $   5.00
                     of year
                  Issued                          5,022       1.38      1,302       4.65       842       7.66
                  Exercised                           -       -          (145)      4.32      (534)      2.43
                  Expired or cancelled           (1,213)      5.30       (364)      6.73       (35)      6.12
                  -------------------------------------------------------------------------------------------
                  Outstanding, end of year        8,120       3.03      4,311       5.60     3,518       6.01
                  ===========================================================================================
                  Exercisable, end of year        3,133                 2,588                1,831
                  ===========================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

                  The table above includes 0.2 million (2005 - 0.3 million; 2004 - 0.1 million) options granted to non-employees for a fair value of $0.2 million (2005 - $0.8 million; 2004 - $0.4 million).

         The following table provides information on options outstanding and exercisable as of November 30, 2006:

                                            Options outstanding                          Options exercisable
                            ---------------------------------------------------- -------------------------------
                                                                    Weighted
                                                  Weighted          average                             Weighted
                                                  average          remaining                            average
        Exercise                 Number           exercise        contractual          Number           exercise
        price                 outstanding          price          life (years)      exercisable          price
        --------------------------------------------------------------------------------------------------------
        $0.49 - $0.68            1,732           $  0.57               9.7                 -           $    -
        $0.69 - $2.68            2,859              1.81               9.1               209              2.59
        $2.69 - $5.54            1,972              3.99               3.2             1,575              3.79
        $5.55 - $9.21            1,557              6.80               3.2             1,349              6.75
        --------------------------------------------------------------------------------------------------------
                                 8,120              3.03               6.7             3,133              4.98
        ========================================================================================================

         The fair value of stock-based compensation was estimated at the grant date under the following assumptions:

        ================================================================================================
                                                                       2006          2005          2004
        ------------------------------------------------------------------------------------------------
        Dividend yield                                                    -             -             -
        Weighted average risk-free interest rate                      4.10%         3.77%         3.89%
        Volatility factor of the expected market                      87.3%         73.2%         69.1%
             price of the Company's common shares
        Weighted average expected life of the                     5.9 years     4.7 years     4.6 years
             employment options
        ================================================================================================

         The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2006 is $0.96 (2005 - $2.96; 2004 - $4.77).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (d)      Deferred share units:

                  Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

                  The Company recorded $0.3 million (2005 - $0.3 million) in compensation expense relating to 144,762 (2005 - 52,015) DSUs granted in 2006 for services rendered during the year. As at November 30, 2006, 199,089 (2005 -78,285) DSUs are issued and outstanding with a value of $0.1 million (2005 - $0.2 million) based upon the market value of the Company's common shares at November 30, 2006. In addition, 23,958 DSUs were exercised in 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (e)      Warrants:

                  As at November 30, the warrants which are outstanding and exercisable are as follows:

                  ======================================================================
                                                            2006       2005       2004
                  ----------------------------------------------------------------------
                  Outstanding, beginning of year            4,319        985        985
                  Issued                                   25,933      3,334          -
                  Exercised                                     -          -          -
                  Expired                                    (985)         -          -
                  ----------------------------------------------------------------------
                  Outstanding, end of year                 29,267      4,319        985
                  ======================================================================

                  Exercisable, end of year                 29,267      4,319        985

                  ======================================================================

                  The  following   table   provides   information  on  warrants
                  outstanding as of November 30, 2006:

                  =========================================================================
                  Exercise                Number                 Expiry    Shares issuable
                  price              outstanding                             upon exercise
                  -------------------------------------------------------------------------
                  U.S. $0.53               4,319           May 14, 2007          4,319
                  U.S. $0.63               2,560      November 14, 2009          2,560
                  U.S. $1.99               3,334        October 7, 2010          5,025
                  U.S. $2.06                 390      February 28, 2011            589
                  U.S. $1.99                 390         March 31, 2011            588
                  U.S. $1.99                 390         April 30, 2011            588
                  U.S. $1.99                 607           May 31, 2011            914
                  U.S. $0.63              17,277      November 14, 2011         17,277
                  -------------------------------------------------------------------------
                                          29,267                                31,860
                  =========================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


10.      LOSS PER SHARE:

         The computations for basic and diluted loss per share are as follows:

         ==============================================================================================
                                                               2006             2005             2004
         ----------------------------------------------------------------------------------------------
         Loss for the year                                $ (66,360)       $ (93,048)        $ (74,550)
         ==============================================================================================

         Weighted average number of common shares outstanding:
            Basic and diluted                                94,076           79,865            69,600
         ==============================================================================================

         Loss per common share:
            Basic and diluted                             $   (0.71)       $   (1.17)        $   (1.07)
         ==============================================================================================

         The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would have been anti-dilutive.

11.      CONSOLIDATED STATEMENTS OF CASH FLOWS:

         (a)      Change in non-cash operating working capital balances:

                  ======================================================================================
                                                                                           Period from
                                                                                            December 1,
                                                                                              1987 to
                                                            Years ended November 30,        November 30,
                                                       2006          2005          2004        2006
                  --------------------------------------------------------------------------------------
                  Decrease (increase) in:
                     Clinical supplies            $     651      $    942     $   1,614     $  (1,211)
                     Tax credits recoverable           (197)          466          (213)       (1,327)
                     Prepaid expenses and
                       deposits                         239           227          (829)       (1,351)
                  Increase (decrease) in:
                     Accounts payable and
                       accrued liabilities          (17,851)       10,999         8,970         8,375

                  --------------------------------------------------------------------------------------
                                                  $ (17,158)     $ 12,634     $   9,542     $   4,486
                  ======================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED):

         (b)      Supplemental disclosure of non-cash transactions:

                  ======================================================================================
                                                                                            Period from
                                                                                            December 1,
                                                                                              1987 to
                                                           Years ended November 30,         November 30,
                                                      2006          2005          2004         2006
                  --------------------------------------------------------------------------------------
                  Non-cash financing
                  activities:
                     Warrants and options
                       issued as share
                       issue costs                 $    705      $      -     $       -      $  2,474
                     Shares issued for
                       services                          36             -             -         2,485
                     Debt conversion                (29,288)       (2,034)            -       (32,062)
                     Shares issued on debt
                       conversion                    31,114         2,034             -        33,888
                     Acceleration warrants
                       issued in connection
                       with debt                      2,322             -             -         2,322
                     Shares issued on debt
                       conversion by note
                       holders                          263             -             -           263
                     Shares issued for
                       technology                         -             -             -         2,799
                     Deferred share issue
                       costs                              -             -           503           503

                  Non-cash investing
                  activities:
                     Technology acquired for
                       shares issued                      -             -             -        (2,799)

                  ======================================================================================

         (c)       Supplemental cash flow information:

                  ======================================================================================
                                                                                            Period from
                                                                                            December 1,
                                                                                              1987 to
                                                           Years ended November 30,         November 30,
                                                      2006          2005          2004         2006
                  --------------------------------------------------------------------------------------
                  Interest received               $  2,119     $   1,147      $  1,731      $  11,200
                  Interest paid                        930           344             -          1,274
                  Income taxes paid                      -             -             -              -
                  ======================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


12.      FAIR VALUES OF FINANCIAL INSTRUMENTS:

         The carrying values of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

         In November 2006, the Company entered into a forward exchange contract to purchase U.S. $8.0 million for $9.2 million in December 2006. This transaction created a nominal exchange loss.

         In November 2005, the Company entered into forward exchange contracts to sell, in aggregate, U.S. $25.3 million to acquire $30.1 million in December 2005. The fair value of these instruments at November 30, 2005 was an asset of $0.7 million.

         In November 2005, the Company entered into forward exchange contracts to purchase, in aggregate, U.S. $50.0 million for $59.0 million in December 2005 and February 2006. The fair value of these instruments at November 30, 2005 was a liability of $0.8 million.

         In 2004, the Company entered into forward exchange contracts to sell, in aggregate, $49.9 million to acquire U.S. $37.5 million, which matured in December 2004 and April 2005. The fair value of the forward contracts at November 30, 2004, was a liability of $5.2 million.

         The fair value of the senior convertible notes payable at November 30, 2006 is $10.0 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


13.      INCOME TAXES:

         The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

         ===========================================================================================================
                                                                              2006              2005          2004
         -----------------------------------------------------------------------------------------------------------
         Basic rate applied to loss before recovery of income taxes     $  (23,969)       $  (32,567)   $  (26,927)
         Adjustments resulting from:
            Foreign losses affected at lower rates                          10,383            23,234        15,034
            Permanent differences                                            1,998               (74)          276
            Change in valuation allowance                                   10,982             9,489        11,417
            Change in enacted income tax rates                                 710                 -             -
            Other                                                             (104)              (82)          200
         -----------------------------------------------------------------------------------------------------------
                                                                        $       -         $       -     $       -
         ===========================================================================================================

         The tax effect of temporary  differences that give rise to significant
         components  of  the  Company's   future  tax  assets  and  future  tax
         liabilities at November 30 are presented below:

         ===========================================================================================================
                                                                                        2006                 2005
         -----------------------------------------------------------------------------------------------------------
         Future tax assets:
            Non-capital losses                                                 $      37,811        $      30,148
            Deductible share issue costs                                               2,646                3,313
            Excess of tax value of capital assets over book value                        174                  227
            SR&ED expenditure pool, net of refundable tax credits                      8,198                4,178
            Other, including net capital losses                                        1,460                1,441
         -----------------------------------------------------------------------------------------------------------
                                                                                      50,289               39,307

         Valuation allowance                                                         (50,289)             (39,307)
         -----------------------------------------------------------------------------------------------------------
         Net future tax asset                                                  $          -         $          -
         ===========================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


13.      INCOME TAXES (CONTINUED):

         The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $291.5 million (2005 - $221.7 million) included in the consolidated non-capital losses, available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

         The Company's other subsidiary, Vasogen Corp., also has losses of approximately $3.4 million (2005 - $1.6 million) included in the consolidated non-capital losses, which begin to expire in 2025, the benefit of which will be recognized in the accounts when realized.

         Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

         The balance of the SR&ED expenditure pool at November 30, 2006 is approximately $27.1 million (2005 - $14.0 million).

         The Company also has $14.5 million of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. These ITCs are available to be applied against federal taxes otherwise payable in future years. The eligibility of the Company for provincial refundable research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

         =======================================================================
         2008                                                  $         222
         2009                                                            438
         2010                                                            605
         2011                                                            951
         2012                                                            960
         2013                                                          1,497
         2014                                                          2,342
         2015                                                          3,629
         2026                                                          3,884
         -----------------------------------------------------------------------
                                                               $      14,528
         =======================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


14.      COMMITMENTS AND CONTINGENCIES:

         (a)      Royalty commitments:

                  The Company agreed to pay royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's Celacade technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

         (b)      Commitments:

                  Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

                  ==============================================================
                  2007                                              $     645
                  2008                                                    568
                  2009                                                    346
                  --------------------------------------------------------------
                                                                     $  1,559
                  ==============================================================

                  Rent expense under operating leases, for the year ended November 30, 2006, is $0.8 million (2005 - $0.9 million; 2004
                  - $0.6 million).

15.      SEGMENT INFORMATION:

                  The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is primarily located in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


16.      RESEARCH AND DEVELOPMENT PROJECTS:

         The Company has undertaken the following significant research and development projects:

         (a)      Platform Technology:

                  The Company is focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases. The purpose of this project is to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and when deemed appropriate, initiate research in these indications.

         (b)      Celacade Technology - Cardiovascular disease:

                  The Company's Celacade technology is being developed to target the chronic inflammation associated with cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. The Company's Celacade technology has reported results in two pivotal Phase III clinical trials. Subject to further analysis and the Company's consultations with outside experts and regulators, the Company plans to pursue regulatory approval and/or commercialization of its Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure.

         (c)      Celacade Technology - Autoimmune disease:

                  The Company has completed preclinical and early-stage clinical studies with its Celacade technology in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


16.      RESEARCH AND DEVELOPMENT PROJECTS (CONTINUED):

         (d)      VP025 - Neuro-inflammatory disease:

                  The Company is also developing a new class of drugs, designed to interact with immune cells, leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in development for the treatment of neuro-inflammatory disorders.

         The following table outlines research and development costs expensed for the Company's significant research and development projects:

         ==========================================================================================================
                                                                                                       Period from
                                                                                                       December 1,
                                                                                                         1987 to
                                                                   Years ended November 30,            November 30,
                                                           2006             2005            2004           2006
         ----------------------------------------------------------------------------------------------------------
         Research and development costs expensed:
              Platform technology                     $   2,472        $   1,947      $    2,881        $  41,101
              Cardiovascular program                     25,813           64,444          45,162          168,177
              Autoimmune program                              -                -               -            4,565
              VP025                                       4,447            5,030           3,751           14,838
         ----------------------------------------------------------------------------------------------------------
         Total research and development costs         $  32,732        $  71,421      $   51,794        $ 228,681
              expensed
         ----------------------------------------------------------------------------------------------------------
         Acquired technology:
              Celacade platform                       $       -        $       -      $        -        $   4,081
         ==========================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

         The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

         (a)      Consolidated statements of operations and deficit:

         ==========================================================================================================
                                                                                                       Period from
                                                                                                       December 1,
                                                                                                         1987 to
                                                                    Years ended November 30,           November 30,
                                                            2006            2005             2004          2006
         ----------------------------------------------------------------------------------------------------------
         Loss per Canadian GAAP                       $  (66,360)      $ (93,048)      $  (74,550)      $ (349,569)
         Acquired technology costs (b)(i)                      -               -                -           (4,081)
         Technology amortization (b)(i)                      253             253              254            3,828
         Non-employee stock options (b)(ii)                  (58)           (101)            (137)          (3,476)
         Employee stock options (b)(iii)                       -           2,879                -            6,885
         Performance-based options (b)(iii)                    -              31              164             (278)
         Warrants issued to acquire technology
              (b)(iv)                                          -               -                -              (61)
         Accretion of senior convertible note
              payable (b)(v)                              (2,373)           (281)               -           (2,654)
         Amortization of deferred financing costs
              (b)(v)                                        (963)           (145)               -           (1,108)
         Loss on debt extinguishment (b)(v)               (1,131)              -                -           (1,131)
         Fair market value adjustment on embedded
              derivatives and warrants (b)(v)              9,711           3,032                -           12,743
         ----------------------------------------------------------------------------------------------------------
         Loss and comprehensive loss per United       $  (60,921)      $ (87,380)      $  (74,269)      $ (338,902)
              States GAAP
         ----------------------------------------------------------------------------------------------------------
         Weighted average number of common shares
              under United States GAAP:
              Basic and diluted                           94,099          79,865           69,600                -
         ==========================================================================================================
         Basic and diluted loss per common share
              under United States GAAP                $    (0.65)      $   (1.09)      $    (1.07)               -
         ==========================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

         (b)      Consolidated balance sheets:

======================================================================================================================
                                                                2006                               2005
======================================================================================================================
                                                      Canada        United States        Canada        United States
----------------------------------------------------------------------------------------------------------------------
Assets:
     Acquired technology (i)                       $       253        $       -         $     506       $        -
     Deferred financing costs (v)                          150              648             2,645            3,674
Liabilities:
     Current portion of senior  convertible
         notes payable (v)                               8,754            8,553            16,659           15,047
     Senior convertible notes payable (v)                    -                -            18,795           18,268
     Embedded derivatives (v)                                -              914                 -            8,324
     Warrants (v)                                            -            7,859                 -            4,129
Shareholders' equity:
     Share capital (iv)                                344,217          343,906           295,007          294,937
     Stock options (ii), (iii)                          10,713            7,713             8,466            5,408
     Equity component of senior convertible
         notes payable (v)                               1,639                -             7,985                -
     Warrants (vi)                                      11,390                -             5,345            1,456
     Contributed surplus                                 7,995            2,515               223              223
     Deficit, end of period (i), (ii), (iii),
         (iv), (v), (vi)                              (351,374)        (340,412)         (284,719)        (279,491)
     Deficit accumulated during  development
         stage (i), (ii), (iii), (iv), (v), (vi)      (349,864)        (338,902)         (283,209)        (277,981)
======================================================================================================================

                  (i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

                  (ii) Prior to December 1, 2005, the Company followed Financial Accounting Standards Board ("FASB")
                           Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

                           The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 9(c).

                           Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The fair value of any options granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                           As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the fair value of these options is recorded in accordance with SFAS No. 123.

                           Effective December 1, 2005, the Company adopted FASB Statement of Accounting Standards No. 123 (Revised
                           2004), Share-Based Payment ("SFAS No. 123R"), however, there was no impact as a result of the change in the accounting for stock-based awards issued to non-employees in exchange for services under United States GAAP.

                  (iii) Under Canadian GAAP and effective December 1, 2004, the Company adopted the amendment to CICA Handbook
                           Section 3870. Prior to December 1, 2004, the Company used the settlement method to account for awards to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 requires the Company to expense over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.

                           For United States GAAP, prior to December 1, 2005, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

                           The Company also granted performance-based options to employees. In accordance with APB 25, these options were accounted for using variable plan accounting. At each reporting date, compensation cost was measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost was recognized over the estimated performance period.

                           GAAP differences between intrinsic and variable plan measurement under United States GAAP for employee- and performance-based options and fair value measurement under Canadian GAAP prior to December 1, 2005 are presented in the United States GAAP reconciliation.

                  (iv) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                  (v)      Senior convertible notes payable and warrants:

                           Under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable, and the warrants. Issuance costs were allocated on a pro rata basis among the three elements.

                           Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability. Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the senior convertible notes payable and that are therefore measured at fair value consist of the holders' conversion right, the installment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, except for the conversion option, there is no requirement to identify and measure the other embedded derivatives.

                           Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, for equity classification. Subsequent changes in fair value are recorded in the consolidated statements of operations and deficit.

                           Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated $31.5 million to the debt, $4.5 million to the warrants and $11.0 million to the embedded derivatives. All of the issuance costs related to the transaction are recognized as deferred financing costs under United States GAAP and are amortized to the consolidated statements of operations and deficit using the effective interest yield method over the maturity date of the notes. The senior convertible notes payable carry an effective interest rate of 42%. Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs. Differences in United States GAAP also result from the fair value remeasurement of the warrant and embedded derivatives as liabilities each reporting period.

                           Under United States GAAP, the twelve-day weighted average share price adjustment represents a derivative that will be measured at fair value and changes in fair value are recorded in the consolidated statement of operations as
                           extinguishment   loss.   The

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                           settlement of the twelve-day weighted average share price adjustment is accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability. Under Canadian GAAP, there is no recognition of the derivative. Any subsequent adjustment to the number of shares issued or debt exchanged as a consequence of the twelve-day weighted average share price adjustment will be accounted for as an adjustment to share capital.

                  (vi)     Warrants:

                           Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants. The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

                           Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the warrants. The Company allocated $17.8 million to the common shares and $5.3 million to the warrants. In addition, under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations and deficit. Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants. However, under United States GAAP the amount allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations and deficit over the term of the liability.

         (c)      Consolidated statements of cash flows:

                  Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 17(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 17(b)(i)).

         (d)      Income taxes:

                  Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit are set out in note 2(i).

         (e)      Pro forma information:

                  On December 1, 2005, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS No. 123R, using the modified prospective application transitional approach.

                  Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee and performance-based options. Prior periods have not been adjusted and the Company continues to provide pro forma disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

         ==============================================================================================
                                                                                    2005          2004
         Loss for the year - United States GAAP                               $  (87,380)   $  (74,269)
         Compensation cost - employees (17(b)(iii))                               (2,879)       (3,391)
         Compensation expense (17(b)(iii))                                          (192)         (164)
         Pro forma loss for the year -  United States GAAP                    $  (90,451)   $  (77,824)
         ==============================================================================================
         Pro forma basic and diluted loss  per share - United States GAAP     $    (1.13)   $    (1.12)
         ==============================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


         (f) Consolidated statement of shareholders' equity in accordance with United States GAAP:

====================================================================================================================================
                                                                                                                        Period from
                                               Common                                                                   December 1,
                                               shares'                                                                   1987 to
                                 Number of    average                                          Contributed              November 30,
                                   shares   share price  Share capital   Options    Warrants     surplus       Deficit     2006
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2003         62,022                $  173,441     $  4,397    $  1,456     $      -   $ (117,842) $   61,452
Shares issued for cash              9,775          7.87      76,913            -           -            -            -      76,913
Share issue costs                       -          -         (6,128)           -           -            -            -      (6,128)
Options exercised                     534          2.43       1,300            -           -            -            -       1,300
Fair value of stock options
     issued
     to consultants                     -                         -          592           -            -            -         592
Performance-based options               -          -              -         (164)          -            -            -        (164)
Loss and comprehensive loss             -                         -            -           -            -      (74,269)    (74,269)
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2004         72,331                   245,526        4,825       1,456            -     (192,111)     59,696
Shares issued for cash              9,005          5.83      52,502            -           -            -            -      52,502
Share issue costs                       -          -         (3,720)           -           -            -            -      (3,720)
Options exercised                     145          4.32         627            -           -            -            -         627
Fair value of stock options
     granted                            -          -              -          837           -            -            -         837
Fair value of vested options/
     warrants forfeited and
     expired                            -          -              -         (223)          -          223            -           -
Shares issued in advance for
     installment payment on
     senior
     convertible notes payable        774          2.74       2,034            -           -            -            -       2,034
Installment payment in advance          -          -         (2,032)           -           -            -            -      (2,032)
Performance-based options               -          -              -          (31)          -            -            -         (31)
Loss and comprehensive loss             -          -              -            -           -            -      (87,380)    (87,380)
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2005         82,255                   294,937        5,408       1,456          223     (279,491)     22,533

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


====================================================================================================================================
                                                                                                                        Period from
                                               Common                                                                   December 1,
                                               shares'                                                                   1987 to
                                 Number of    average                                          Contributed              November 30,
                                   shares   share price  Share capital   Options    Warrants     surplus       Deficit     2006
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2005         82,255                  294,937          5,408       1,456         223      (279,491)     22,533
Shares issued for cash             43,192         0.41      17,779              -           -           -             -      17,779
Share issued for services              24         1.50          36              -           -           -             -          36
Share issue costs                       -         -         (2,329)             -           -           -             -      (2,329)
Shares and warrants issued for
     installment payments and
     acceleration payments on
     senior convertible notes
     payable                       31,080         1.03      31,913              -           -           -             -      31,913
Holders' conversion of notes          100         3.22         322              -           -           -             -         322
Installment payment in advance          -         -         (2,090)             -           -           -             -      (2,090)
Installment payment in advance
     applied                            -         -          2,032              -           -           -             -       2,032
Fair value of stock options
     granted                            -         -              -          3,141           -           -             -       3,141
Value of embedded derivatives
     on holders conversion              -         -          1,306              -           -           -             -       1,306
Fair value of vested options/
     warrants forfeited and
     expired                            -         -              -           (836)     (1,456)      2,292             -           -
Loss for the period                     -         -              -              -           -           -       (60,921)    (60,921)
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2006        156,651               $  343,906      $   7,713   $       -   $   2,515    $ (340,412)  $  13,722
====================================================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


         (g)      Recent accounting pronouncements issued and adopted:

                  Considering  the  effects  of prior year  misstatements  when
                  quantifying   misstatements   in   current   year   financial
                  statements:

                  Issued in September 2006, Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both the balance sheet ("iron curtain") and income statement ("rollover") approaches and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.

                  The guidance is effective for the Company for the year ended November 30, 2006. A material error identified upon application of this guidance may be corrected through a one-time cumulative-effect adjustment to beginning of year retained earnings, provided that the misstatement was determined to be immaterial in the past based on the application of the company's previous method for quantifying misstatements. The adoption of this standard did not have an impact on the Company's financial statements and results of operations.

         (h)      Recent accounting pronouncements issued and not yet adopted:

                  (i)      Accounting changes and error corrections:

                           In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and will be adopted by the Company on December 1, 2006, in fiscal 2007, for the year ending November 30, 2007. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

                  (ii)     Accounting for certain hybrid financial instruments:

                           In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS No. 155") - an amendment of SFAS No. 133 and SFAS No. 140. SFAS No. 155, permits fair value remeasurement for any hybrid financial

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


                           instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company for all financial instruments acquired or issued after December 1, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

                  (iii)    Fair value measurements:

                           In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years, specifically December 1, 2007 for the Company. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                 (iv)      Accounting for uncertainty in income taxes:

                           In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.